Exhibit 12.1

Merit Medical Systems, Inc.

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES
(In Thousands, Except Ratios)
(Unaudited)

	Nine months ended September 30,		Years Ended December 31,
	2013	2012	2012	2011	2010	2009	2008
Income before income taxes, cumulative effect of change in accounting principle, losses in equity investments and minority interests	$11,657	$25,768	$27,618	$32,875	$16,788	$33,094	$31,820
Fixed charges deducted from income:
Interest Expense	5,297	352	604	789	596	28	17
Amortization of debt financing fees	598	78	104	104	67	_	_
Implicit interest in rents	1,113	971	1,300	1,241	1,061	693	650
	7,008	1,401	2,008	2,134	1,724	721	667
Earnings available for fixed charges	$18,665	$27,169	$29,626	$35,009	$18,512	$33,815	$32,487

Interest expense	$5,297	$352	$604	$789	$596	$28	$17
Capitalized interest	797	289	456	299	13	_	_
Amortization of debt financing fees	598	78	104	104	67	_	_
Implicit interest in rents	1,113	971	1,300	1,241	1,061	693	650
Total fixed charges	$7,805	$1,690	$2,464	$2,433	$1,737	$721	$667
Ratio of earnings to fixed charges	2.4	16.1	12.0	14.4	10.7	46.9	48.7